July 29, 2021

BY EDGAR

Jeffrey Lewis
United States Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate and Construction
100 F Street, NE
Washington, DC 20549

Re:	Founder SPAC

Registration on Form S-1

Filed on July 26, 2021

File No. 333-258158

Ladies and Gentlemen:

On behalf of our client, Founder SPAC (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated July 28, 2021, relating to the Company’s Registration Statement on Form S-1 (File No. 333-258158) filed via EDGAR on July 26, 2021.

The Company is concurrently filing via EDGAR Amendment No. 1 to Form S-1 (the “Amendment”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

General

1.	We note the disclosure on page 17 that the forward purchase shares are subject to transfer restrictions. We are unable to locate such restrictions in the forward purchase agreement. Please advise. In addition, please disclose whether the anchor investors are affiliated with the sponsors or management.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the forward purchase agreement to include the transfer restrictions as disclosed on page 17 of the Amendment. The Company also advises the Staff that it has revised its disclosure on page 5 that the anchor investors are not affiliated with the sponsors or management.

General

1.	We note the disclosure in footnote 3 that Mr. Singh has voting and dispositive control over the shares held by Founder SPAC Sponsor LLC. Please revise Mr. Singh’s ownership in the table to reflect the beneficial ownership of the shares held through Founder SPAC Sponsor LLC.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the principal shareholders table on page 105 to reflect Mr. Singh’s beneficial ownership of the shares held by Founder SPAC Sponsor LLC.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Osman Ahmed, Chief Executive Officer, Founder SPAC